SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

SEMINIS, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

816658108

(CUSIP Number)

Howard S. Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 816658108	PAGE 2 OF 5 PAGES

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person ALFONSO ROMO GARZA

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF, OO

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,494,153

	8	Shared Voting Power 40,615,619

	9	Sole Dispositive Power 2,494,153

	10	Shared Dispositive Power 40,615,619

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,109,772

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13	Percent of Class Represented by Amount in Row (11) 69%

14	Type of Reporting Person* IN

Page 2 of 5 Pages

ITEM 5. Interest in Securities of the Issuer.

          Items 5(a) and 5(b) are amended as follows:

          On April 8, 2002, Mr. Romo transferred the property of all of the 2,207,896 shares of Class B Common Stock, convertible into 2,207,896 shares of Class A Common Stock, that he owned in Seminis, Inc., (the “Shares”) to a Mexican trust (the “Trust”) that was incorporated by Mr. Romo as settlor and beneficiary in second place, and by Banca Afirme, S.A., Institución de Banca Múltiple, Afirme Grupo Financiero, División Fiduciaria, a Mexican bank, as trustee (the “Trustee”). The purpose of the Trust is to administer the assets that have been transferred to it and to secure the rights of creditors of Mr. Romo in the event there is a default on the restructure of two credit facilities in which he is the guarantor and an additional credit facility in which he is the borrower (the “Restructure”). The Restructure is expected to occur shortly and the lenders have been designated as beneficiaries of the Trust.

          The Trust additionally assures that no creditor acquires any privilege over the other creditors and therefore, as beneficiaries in the first place, all the creditors will have a proportional interest in the Trust. If there is no default under the Restructure, the property of all of the assets will be transferred back to Mr. Romo.

          The administration (including the power to vote and to dispose of the Shares) of the Trust resides in a technical committee (the “Technical Committee”). The initial members of the Technical Committee have been appointed by Mr. Romo, but it is expected that once the Restructure takes place, the creditors will have some representation on the Technical Committee. The corporate and economic rights of the Shares will be exercised by the Trustee as instructed by the members of the Technical Committee.

          The current members of the Technical Committee are Humberto J. Leal Villarreal, Roberto A. Martínez Martínez, Carlos Gerardo Mahuad Méndez and Mateo Mazal Beja, as proprietary members, and Gustavo Adolfo Romo Garza, Bernardo Jiménez Barrera, Raul Jorge Camancho Villarreal and Victor Abel Garcia Peña, as alternate members.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is amended as follows:

          On April 8, 2002, Mr. Romo transferred the property of all of the 2,207,896 shares of Class B Common Stock that he owned in Seminis, Inc. to the Trust.

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ITEM 7. Material to be Filed as Exhibits.

          The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A: Trust agreement dated April 8, 2002.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2002

By:	/s/ Alfonso Romo Garza

Name: Alfonso Romo Garza

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